EXHIBIT 99.1

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


         THE FOLLOWING DISCUSSION OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE COMPANY SHOULD BE READ IN CONJUNCTION WITH THE 2001 CONSOLIDATED FINANCIAL STATEMENTS.

         CERTAIN STATEMENTS CONTAINED IN THE FOLLOWING MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, INCLUDING, WITHOUT LIMITATION, STATEMENTS CONTAINING THE WORDS BELIEVES, ANTICIPATES, ESTIMATES, EXPECTS, AND WORDS OF SIMILAR IMPORT, CONSTITUTE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS. AMONG THE KEY FACTORS THAT COULD CAUSE SUCH DIFFERENCES ARE: THE LEVEL OF OVERALL GROWTH IN THE ELECTRONICS MANUFACTURING SERVICES (EMS) INDUSTRY; LOWER-THAN-EXPECTED CUSTOMER DEMAND; COMPONENT CONSTRAINTS; OUR VARIABILITY OF OPERATING RESULTS AMONG PERIODS; OUR DEPENDENCE ON THE COMPUTER AND COMMUNICATIONS INDUSTRIES; OUR DEPENDENCE ON A LIMITED NUMBER OF CUSTOMERS; AND OUR ABILITY TO MANAGE EXPANSION, CONSOLIDATION AND THE INTEGRATION OF ACQUIRED BUSINESSES. THESE AND OTHER FACTORS ARE DISCUSSED IN THE COMPANY'S FILINGS WITH SEDAR AND THE U.S. SECURITIES AND EXCHANGE COMMISSION.

         WE DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS CONTAINED HEREIN, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

GENERAL

         Celestica is a leading provider of electronics manufacturing services to OEMs worldwide with 2001 revenue of $10.0 billion. Celestica provides a wide variety of products and services to its customers, including the high-volume manufacture of complex printed circuit board assemblies and the full system assembly of final products. In addition, the Company is a leading-edge provider of design, repair and engineering services, supply chain management and power products. Celestica operates facilities in the Americas, Europe and Asia.

         Celestica prepares its financial statements in accordance with accounting principles which are generally accepted in Canada with a reconciliation to accounting principles generally accepted in the United States, as disclosed in note 22 to the 2001 Consolidated Financial Statements.

ACQUISITIONS

         A significant portion of Celestica's growth has been generated by strengthening its customer relationships and increasing the breadth of its service offerings through asset and business acquisitions.

2001 ASSET ACQUISITIONS:

         In February 2001, Celestica acquired certain manufacturing assets in Dublin, Ireland and Mt. Pleasant, Iowa from Motorola Inc. and signed supply agreements for two and three years, respectively. This acquisition expanded the Company's business relationship with Motorola, a leading telecom wireless customer. In March 2001, Celestica acquired certain assets relating to N.K. Techno Co. Ltd 's repair business, which expanded the Company's presence in Japan, and established a greenfield operation in Shanghai. In May 2001, Celestica acquired certain assets from Avaya Inc. in Little Rock, Arkansas and Denver, Colorado and in August 2001, acquired certain assets in Saumur, France. The Company signed a five-year supply agreement with Avaya which positioned Celestica as Avaya's primary outsourcing partner in the area of printed circuit board, system assembly, test, repair and supply chain management for a broad range of its telecommunications products. In August 2001, Celestica acquired certain assets in Columbus, Ohio and Oklahoma City, Oklahoma from Lucent Technologies Inc. The Company signed a five-year supply agreement with Lucent, which positions Celestica as the leading EMS provider for Lucent's North American switching, access and wireless networking systems products.

         The aggregate price for these asset acquisitions in 2001 of $834.1 million was financed with cash.

2001 BUSINESS COMBINATIONS:

         In January 2001, Celestica acquired Excel Electronics, Inc. through a merger with Celestica (U.S.) Inc., which enhanced the Company's prototype service offering in the southern region of the United States. In June 2001, Celestica acquired Sagem CR s.r.o., in the Czech Republic, from Sagem SA, of France, which enhanced the Company's presence in central Europe and positioned Celestica as Sagem's primary EMS provider. In August 2001, Celestica acquired Primetech Electronics Inc. (Primetech), an electronics manufacturer in Canada. This acquisition provided Celestica with additional high complexity manufacturing capability and an expanded global customer base. The purchase price for Primetech was financed primarily with the issuance of 3.4 million subordinate voting shares and the issuance of options to purchase 0.3 million subordinate voting shares of the Company.

         In October 2001, Celestica acquired Omni Industries Limited (Omni). Omni is an EMS provider, headquartered in Singapore, with locations in Singapore, Malaysia, China, Indonesia and Thailand and had approximately 9,000 employees at the date of acquisition. Omni provides printed circuit board assembly and system assembly services, as well as other related supply chain services including plastic injection molding and distribution. Omni manufactures products for industry leading OEMs in the PC, storage and communications sectors. The acquisition significantly enhanced Celestica's EMS presence in Asia. The purchase price for Omni of $865.8 million was financed with the issuance of 9.2 million subordinate voting shares and the issuance of options to purchase 0.3 million subordinate voting shares of the Company and $479.5 million in cash.

         The aggregate purchase price for these business combinations in 2001 was $1,093.3 million, of which $526.3 million was financed with cash.

         The Company is in the process of obtaining third-party valuations of certain assets for the Omni acquisition. The fair value allocation of the purchase price is subject to refinement and could result in adjustments between goodwill and other net assets.

2002 ASSET ACQUISITIONS:

         On March 31, 2002, the Company acquired certain assets located in Miyagi and Yamanashi, Japan from NEC Corporation. The Company signed a five-year supply agreement to provide a complete range of electronics manufacturing services for a broad range of NEC's optical backbone and broadband access equipment. The purchase price was financed with cash and was allocated to the net assets acquired, based on their relative fair values at the date of acquisition. The Company is obtaining third-party valuations of certain assets. The fair value allocation of the purchase price is subject to refinement.

         Consistent with its past practices and as a normal course of business, Celestica may at any time be engaged in ongoing discussions with respect to several possible acquisitions of widely varying sizes, including small single facility acquisitions, significant multiple facility acquisitions and corporate acquisitions. Celestica has identified several possible acquisitions that would enhance its global operations, increase its penetration in several industries and establish strategic relationships with new customers. There can be no assurance that any of these discussions will result in a definitive purchase agreement and, if they do, what the terms or timing of any agreement would be. Celestica expects to continue any current discussions and actively pursue other acquisition opportunities.

RESULTS OF OPERATIONS

         Celestica's revenue and margins can vary from period to period as a result of the level of business volumes, seasonality of demand, component supply availability and the timing of acquisitions. There is no certainty that the historical pace of Celestica's acquisitions will continue in the future.

         Celestica's contractual agreements with its key customers generally provide a framework for its overall relationship with the customer. Celestica recognizes product revenue upon shipment to the customer as performance has occurred, all customer specified acceptance criteria have been tested and met, and the earnings process is considered complete. Actual production volumes are based on purchase orders for the delivery of products. These orders typically do not commit to firm production schedules for more than 30 to 90 days in advance. Celestica minimizes its risk relative to its inventory by ordering materials and components only to the extent necessary to satisfy existing customer orders. Celestica is largely protected from the risk of inventory cost fluctuations as these costs are generally passed through to customers.

         Celestica's annual and quarterly operating results are primarily affected by the level and timing of customer orders, fluctuations in materials costs and relative mix of value add products and services. The level and timing of customers' orders will vary due to customers' attempts to balance their inventory, changes in their manufacturing strategies, variation in demand for their products and general economic conditions. Celestica's annual and quarterly operating results are also affected by capacity utilization and other factors, including price competition, manufacturing effectiveness and efficiency, the degree of automation used in the assembly process, the ability to manage inventory and capital assets effectively, the timing of expenditures in anticipation of increased sales, the timing of acquisitions and related integration costs, customer product delivery requirements and shortages of components or labour. Historically, Celestica has experienced some seasonal variation in revenue, with revenue typically being highest in the fourth quarter and lowest in the first quarter. Weak end-market conditions continue in the telecommunications and information technology industries which resulted in customers rescheduling and cancelling orders. This has impacted Celestica's results of operations.

         The table below sets forth certain operating data expressed as a percentage of revenue for the periods indicated:



                                                  THREE MONTHS ENDED
                                                       MARCH 31
                                                    2001       2002
                                                    -----      -----
Revenue.....................................        100.0%     100.0%
Cost of sales...............................         92.8       92.9
                                                    -----      -----
Gross profit................................          7.2        7.1
Selling, general and administrative expenses          3.3        3.6
Amortization of goodwill and other intangible
assets......................................          1.1        1.0
Integration costs related to acquisitions...          0.1        0.2
Other charges...............................          0.1         -
                                                    -----      ----
Operating income ...........................          2.6        2.3
Interest expense (income), net..............         (0.1)       0.1
                                                    ------     -----
Earnings before income taxes................          2.7        2.2
Income taxes ...............................          0.7        0.4
                                                    -----      -----
Net earnings................................          2.0%       1.8%
                                                    ======     ======

ADJUSTED NET EARNINGS

         As a result of the significant number of acquisitions made by Celestica over the past few years, management of Celestica uses adjusted net earnings as a measure of operating performance on an enterprise-wide basis. Adjusted net earnings exclude the effects of acquisition-related charges (most significantly, amortization of intangible assets and integration costs related to acquisitions), other charges (most significantly, restructuring costs and the write-down of goodwill and intangible assets) and the related income tax effect of these adjustments. Adjusted net earnings is not a measure of performance under Canadian GAAP or U.S. GAAP. Adjusted net earnings should not be considered in isolation or as a substitute for net earnings prepared in accordance with Canadian GAAP or U.S. GAAP or as a measure of operating performance or profitability. Adjusted net earnings does not have a standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies. The following table reconciles net earnings to adjusted net earnings:


                                                   THREE MONTHS ENDED
                                                        MARCH 31
                                                     2001       2002
                                                     -----      -----
                                                     (in millions)
Net earnings ...............................       $  54.8    $  39.7
Amortization of goodwill and other intangible
assets......................................          29.6       22.0
Integration costs related to acquisitions...           2.3        3.9
Other charges...............................          3.8          -
Income tax effect of above..................          (3.2)      (2.2)
                                                   --------   --------
Adjusted net earnings.......................       $  87.3    $  63.4
                                                   =======    =======
   As a percentage of revenue...............          3.2%       2.9%
                                                   =======    =======


REVENUE

         Revenue decreased 20%, to $2,151.5 million for the three months ended March 31, 2002 from $2,692.6 million for the same period in 2001. Base business volumes declined 47%, offset by a 27% increase in acquisition revenue. Acquisition growth was driven by our 2001 acquisitions in the communications industry, primarily in the U.S. and Asia. Base revenue declined due to the significant softening of end-markets. The visibility of future end-market conditions remains limited.

         Revenue from the Americas operations decreased 20% to $1,359.4 million for the three months ended March 31, 2002 compared to the same period in 2001 primarily due to the end-market softening which was partially offset by acquisitions. Revenue from European operations decreased 48% to $470.3 million for the three months ended March 31, 2002 compared to the same period in 2001 primarily due to the general industry downturn. Revenue from Asian operations increased 86% to $400.7 million for the three months ended March 31, 2002 compared to the same period in 2001 primarily due to the Omni acquisition. Inter-segment revenue for the three months ended March 31, 2002 was $78.9 million, compared to $122.9 million for the same period in 2001. Acquisitions completed in 2001 are expected to primarily increase revenue in the Americas and Asian operations.

         Revenue from customers in the communications industry for the three months ended March 31, 2002 was 46% of revenue compared to 34% for the same period in 2001. Revenue from customers in the server-related business for the three months ended March 31, 2002 was 28% compared to 32% for the same period in 2001. Revenue in the communications industry benefited from our recent acquisitions.

         The following customers represented more than 10% of total revenue for each of the indicated periods:

                              THREE MONTHS
                             ENDED MARCH 31
                              2001     2002
                             -----    -----
Sun Microsystems....         X        X
IBM.................         X        X
Lucent Technologies                   X
Hewlett-Packard.....                  X


         Celestica's top-five customers represented in the aggregate 72% of total revenue for the three months ended March 31, 2002 compared to 67% for the same period in 2001. The Company is dependent upon continued revenue from its top customers. There can be no assurance that revenue from these or any other customers will not increase or decrease as a percentage of total revenue either individually or as a group. Any material decrease in revenue from these or other customers could have a material adverse effect on the Company's results of operations. See notes 17 (concentration of risk) and 19 to the 2001 Consolidated Financial Statements.

GROSS PROFIT

         Gross profit decreased 21%, to $152.1 million for the three months ended March 31, 2002 compared to the same period in 2001. Gross margin decreased to 7.1% for the three months ended March 31, 2002, from 7.2% for the same period in 2001. Margins decreased due to the drop in volumes, offset by the benefits from the restructuring actions.

         For the foreseeable future, the Company's gross margin is expected to depend primarily on product mix, production efficiencies, utilization of manufacturing capacity, start-up activity, new product introductions and pricing within the electronics industry. Over time, gross margins at individual sites and for the Company as a whole are expected to fluctuate. Changes in product mix, additional costs associated with new product introductions and price erosion within the electronics industry could adversely affect the Company's gross margin. Also, the availability of raw materials, which are subject to lead time and other constraints, could possibly limit the Company's revenue growth.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

         Selling, general and administrative (SG&A) expenses decreased 14% to $76.7 million (3.6% of revenue) for the three months ended March 31, 2002 from $89.0 million (3.3% of revenue) for the same period in 2001. The decrease in expenses, on an absolute basis, is driven by lower volumes and includes the benefits from the restructuring.

         Research and development costs decreased to $4.5 million (0.2% of revenue) for the three months ended March 31, 2002 compared to $6.5 million (0.2% of revenue) for the same period in 2001.

AMORTIZATION OF GOODWILL AND OTHER INTANGIBLE ASSETS

         Amortization of goodwill and other intangible assets decreased 26%, to $22.0 million for the three months ended March 31, 2002 from $29.6 million for the same period in 2001. Effective January 1, 2002, the Company fully adopted the new accounting standards for "Business Combinations" and "Goodwill and Other Intangible Assets" and has discontinued amortization of all goodwill. Amortization of goodwill expense for the three months ended March 31, 2002 was $9.9 million and for fiscal 2001 was $39.2 million. See "Recent Accounting Developments." The decrease in amortization is the result of this change in accounting for goodwill, offset by the amortization of other intangible assets arising from the 2001 acquisitions.

INTEGRATION COSTS RELATED TO ACQUISITIONS

         Integration costs related to acquisitions represent one-time costs incurred within 12 months of the acquisition date, such as the costs of implementing compatible information technology systems in newly acquired operations, establishing new processes related to marketing and distribution processes to accommodate new customers and salaries of personnel directly involved with integration activities. All of the integration costs incurred related to newly acquired facilities, and not to the Company's existing operations.

         Integration costs were $3.9 million for the three months ended March 31, 2002 compared to $2.3 million for the same period in 2001. The integration costs incurred for the three months ended March 31, 2002 primarily relate to the Avaya, Lucent and Primetech acquisitions.

         Integration costs vary from period to period due to the timing of acquisitions and related integration activities. Celestica expects to incur additional integration costs in 2002 as it completes the integration of its 2001 and 2002 acquisitions. Celestica will incur future additional integration costs as the Company continues to make acquisitions as part of its growth strategy.

OTHER CHARGES

         Other charges are non-recurring items or items that are unusual in nature. Celestica did not incur other charges for the three months ended March 31, 2002 compared to $3.8 million for the same period in 2001. The 2001 charges related to the Company's restructuring.

         A further description of other charges is included in note 13 to the 2001 Consolidated Financial Statements.

         The Company expects to benefit from the restructuring measures taken in 2001 through margin improvements and reduced operating costs in the current year. The Company expects to complete the major components of the restructuring plan by the end of 2002. Cash outlays are funded from cash on hand.

INTEREST EXPENSE, NET

         Interest expense, net of interest income, for the three months ended March 31, 2002 amounted to $1.7 million compared to net interest income of $3.5 million for the same period in 2001. Interest income decreased for the three months ended March 31, 2002 compared to the same period in 2001 because the Company earned lower interest rates on its cash balance. The interest income earned on its cash balance was offset by the interest expense on the Company's Senior Subordinated Notes and debt facilities.

INCOME TAXES

         The Company's income tax expense for the three months ended March 31, 2002 was $8.1 million, reflecting an effective tax rate of 17%. This is compared to an income tax expense of $17.3 million for the same period in 2001, reflecting an effective tax rate of 24%.

         The Company's effective tax rate decreased from 24% to 17% in the second quarter of 2001 as a result of the mix and volume of business in lower tax jurisdictions within Europe and Asia. These lower tax rates include tax holidays and tax incentives that Celestica has negotiated with the respective tax authorities which expire between 2002 and 2012. The Company's current tax rate of 17% is expected to continue for the foreseeable future.

         Celestica has recognized a net deferred tax asset at March 31, 2002 of $143.1 million compared to $102.8 million at December 31, 2001. The net asset relates to the recognition of net operating losses and future income tax deductions available to reduce future years' income for income tax purposes. Celestica's current projections demonstrate that it will generate sufficient taxable income in the future to realize the benefit of these deferred income tax assets in the carry-forward periods. A portion of the net operating losses have an indefinite carry forward period. The other portion will expire over a 19-year period commencing in 2005.

LIQUIDITY AND CAPITAL RESOURCES

         For the three months ended March 31, 2002, operating activities provided Celestica with $273.9 million in cash principally from earnings and a reduction in working capital, primarily inventory due to better inventory management. Investing activities for the three months ended March 31, 2002 included capital expenditures of $26.1 million and $102.9 million for acquisitions which were funded from cash generated in the quarter. See "Acquisitions." The Company will continue to focus on improving working capital management.

         For the three months ended March 31, 2001, Celestica's operating activities utilized $260.8 million in cash. Investing activities for the three months ended March 31, 2001 included capital expenditures of $76.8 million and $65.7 million for acquisitions.

CAPITAL RESOURCES

         Celestica has two $250.0 million and one $500.0 million unsecured, revolving credit facilities totalling $1.0 billion, each provided by a syndicate of lenders and which are available until July 2003, April 2004 and July 2005, respectively. The credit facilities permit Celestica and certain designated subsidiaries to borrow funds directly for general corporate purposes (including acquisitions) at floating rates. Under the credit facilities: Celestica is required to maintain certain financial ratios; its ability and that of certain of its subsidiaries to grant security interests, dispose of assets, change the nature of its business or enter into business combinations, is restricted; and a change in control is an event of default. No borrowings were outstanding under the revolving credit facilities at March 31, 2002.

         Effective April 19, 2002, the maturity on one of the $250.0 million facilities has been extended from April 2004 to April 2005. Concurrent with this extension, the Company elected to reduce the facility to $210.0 million from $250.0 million.

         There is an incurrence covenant contained in Celestica's Senior Subordinated Notes due 2006. This covenant is based on Celestica's fixed charge coverage ratio, as defined in the indenture governing the Senior Subordinated Notes. Celestica was in compliance with this debt covenant as at March 31, 2002.

         A subsidiary of the Company has secured loan facilities of which $8.0 million was outstanding at March 31, 2002. The weighted average interest rates on these facilities in 2002 was 4.6%. The loans are denominated in Singapore dollars and are repayable through quarterly payments.

         Celestica and certain subsidiaries have uncommitted bank facilities which total $43.0 million that are available for operating requirements.

         Celestica believes that cash flow from operating activities, together with cash on hand and borrowings available under its credit facilities, will be sufficient to fund currently anticipated working capital, planned capital spending and debt service requirements for the next 12 months. The Company expects capital spending for 2002 to be in the range of 1% to 1.5% of revenue. At March 31, 2002, Celestica had committed $17.5 million in capital expenditures. In addition, Celestica regularly reviews acquisition opportunities, and may therefore require additional debt or equity financing.

         The Company has entered into an arrangement to sell up to $400.0 million in accounts receivable under a revolving facility which is available until September 2004. The Company has sold $400.0 million in accounts receivable for the periods ended December 31, 2001 and March 31, 2002.

         Celestica prices the majority of its products in U.S. dollars, and the majority of its material costs are also denominated in U.S. dollars. However, a significant portion of its non-material costs (including payroll, facilities costs and costs of locally sourced supplies and inventory) are denominated in various currencies. As a result, Celestica may experience transaction and translation gains or losses because of currency fluctuations. At March 31, 2002, Celestica had forward foreign exchange contracts covering various currencies in an aggregate notional amount of $653.2 million with expiry dates up to June 2003. The fair value of these contracts at March 31, 2002 was an unrealized loss of $4.5 million. Celestica's current hedging activity is designed to reduce the variability of its foreign currency costs and involves entering into contracts to sell U.S. dollars to purchase Canadian dollars, British pounds sterling, Mexican pesos, euros, Thailand baht, Japanese yen and Czech koruna at future dates. In general, these contracts extend for periods of less than 19 months. Celestica may, from time to time, enter into additional hedging transactions to minimize its exposure to foreign currency and interest rate risks. There can be no assurance that such hedging transactions, if entered into, will be successful.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates are used in determining the allowance for doubtful accounts, inventory valuation and the useful lives of intangible assets. Actual results could differ materially from those estimates and assumptions.

         Celestica records an allowance for doubtful accounts for estimated credit losses based on customer and industry concentrations and the Company's knowledge of the financial condition of its customers. A change to these factors could impact the estimated allowance.

         Celestica values its inventory on a first-in, first-out basis at the lower of cost and replacement cost for production parts and at the lower of cost and net realizable value for work in progress and finished goods. Celestica adjusts its inventory valuation based on estimates of net realizable value and shrinkage. A change to these assumptions could impact the valuation of inventory.

         Celestica's estimate of the useful life of intangible assets reflects the periods in which the projected future net cash flows will be generated. A significant change in the projected future net cash flows could impact the estimated useful life.

RECENT ACCOUNTING DEVELOPMENTS

BUSINESS COMBINATIONS, GOODWILL AND OTHER INTANGIBLE ASSETS:

     In September 2001, the CICA issued Handbook Sections 1581 "Business Combinations" and 3062 "Goodwill and Other Intangible Assets". See note 2(a) to the March 31, 2002 Consolidated Financial Statements.

STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS:

     Effective  January 1,  2002,  the  Company  adopted  the new CICA  Handbook
Section 3870. See note 2(b) to the March 31, 2002 Consolidated Financial Statements.


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FOREIGN CURRENCY TRANSLATION AND HEDGING RELATIONSHIPS:

     CICA Handbook Section 1650 has been amended to eliminate the deferral and amortization of foreign currency translation gains and losses on long-lived monetary items, effective January 1, 2002, with retroactive restatement of prior periods. The Company is not impacted by this change. The CICA issued Accounting Guideline AcG-13, which establishes criteria for hedge accounting effective for the Company's 2003 fiscal year. The Company has complied with the requirements of AcG-13 and has determined that all of its current hedges will continue to qualify for hedge accounting when the guideline becomes effective.

IMPAIRMENT OF LONG-LIVED ASSETS:

     In October 2001, FASB issued Statement No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," which retains the fundamental provisions of SFAS 121 for recognizing and measuring impairment losses of long-lived assets other than goodwill. Statement 144 also broadens the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from ongoing operations. This Statement is effective for the Company's fiscal year commencing January 1, 2002, to be applied prospectively. In August 2001, SFAS 143 "Accounting for Asset Retirement Obligations" was approved and requires that the fair value of an asset retirement obligation be recorded as a liability, at fair value, in the period in which the Company incurs the obligation. SFAS 143 is effective for the Company's fiscal year commencing January 1, 2003. The Company expects the adoption of these standards will have no material impact on its financial position, results of operations or cash flows.


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